

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

February 1, 2017

<u>Via E-mail</u>
Mr. August J. Moretti
Chief Financial Officer
DEPOMED, Inc.
7999 Gateway Boulevard, Suite 300
Newark, California 94560

     Re: **DEPOMED, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              File No. 001-13111

Dear Mr. Moretti:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Sharon M. Blume

                           Sharon M. Blume
                           Accounting Branch Chief
                           Office of Healthcare and Insurance